SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

RTS OIL HOLDINGS, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

74978P 107

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-7411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

1.         NAMES OF REPORTING PERSONS:  RAFAEL GAVRIELOV

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)    ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  SC

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Russian

 NUMBER OF SHARES                        7. SOLE VOTING POWER: 20,980,500 shares.

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0 shares.

 BY EACH REPORTING PERSON      9. SOLE DISPOSITIVE POWER: 20,980,500 shares.

                                                              10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,980,500 shares indirectly; these shares are owned in Feroleum Limited, a BVI corporation, and are beneficially owned by the Gavrielov Family Trust, which is controlled by Mr. Gavrielov.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.9%.

14.       TYPE OF REPORTING PERSON.

IN.

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, $0.001 par value per share.

Name of Issuer:  RTS Oil Holdings, Inc., a Utah corporation (the “Company”), 2319 Foothill Drive, Suite 160, Salt Lake City, UT 84109.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Rafael Gavrielov.

(b)        Address: Abay St h-549, Taraz, Kazakhstan.

(c)        Principal Occupation:  Mr. Gavrielov is currently the CEO and acting CFO of the Company.

(d)        During the last five years, Mr. Gavrielov has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Gavrielov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f)        Kazakhstan.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Gavrielov acquired all 20,980,500 shares pursuant to a Share Exchange Agreement effective on May 8, 2013 (the “RTS Oil Agreement”).  For additional information, see the Company’s 8-K Current Report dated May 8, 2013, and filed with the SEC on May 14, 2013.

Item 4.  Purpose of Transaction.

The purchase was for investment purposes and liquidity.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially owned.  As of the date hereof, Mr. owns 20,980,500 indirectly through Feroleum Limited.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 20,980,500 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 20,980,500 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2013                                                                    /s/  Rafael Gavrielov

                                                                                                      Rafael Gavrielov